Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  Peugeot S.A.

The following communications were made available by Groupe PSA on Twitter and LinkedIn on October 31, 2019.

Twitter:

#GroupePSA and @FCAGroup plan to join forces to build a world leader for a new era in sustainable #mobility. ➡ http://bit.ly/2JBiAfw

LinkedIn:

#GroupePSA and #FCA plan to join forces to build a world leader for a new era in sustainable #mobility. ➡ http://bit.ly/2JBiAfw

Important Notice

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the transaction, a prospectus will be filed with the Securities and Exchange Commission (the “SEC”).  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Peugeot S.A. (“PSA”), including the expected effects of any potential combination between PSA and Fiat Chrysler Automobiles N.V. (“FCA”).  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of PSA, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to realize in the transaction; and the possibility that the transaction does not close.  Neither PSA nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating or financial profile of PSA or the market for the shares of PSA.  The actual performance, the success and the development over time of the business activities of PSA may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. PSA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. PSA shall not have any obligation to correct any inaccuracies herein or omissions herefrom which may become apparent.